UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 17, 2022

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐              No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes ☐            No ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2022 Annual Meeting of Stockholders and the Proxy Statement of Navios Maritime Holdings Inc. dated November 17, 2022 with respect to such meeting to be held on December 21, 2022.

November 17, 2022

Dear Stockholder,

We cordially invite you to attend our 2022 annual meeting of stockholders to be held at 10:00 a.m., Cayman Islands time, on December 21, 2022, at our offices at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands. The attached notice of annual meeting and proxy statement describe the business we will conduct at said meeting and provide information about Navios Maritime Holdings Inc. (the “Company”) that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou
Chairwoman and Chief Executive Officer

NAVIOS MARITIME HOLDINGS INC.

NOTICE OF 2022 ANNUAL MEETING OF STOCKHOLDERS

November 17, 2022

TIME: 10:00 a.m., Cayman Islands time

DATE: December 21, 2022

PLACE: Offices of Navios Maritime Holdings Inc., Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands

PURPOSES:

1.	To elect three Class B directors, whose terms, upon election, will expire in 2025.

2.	To ratify the appointment of PricewaterhouseCoopers S.A. (“PricewaterhouseCoopers”) as the Company’s independent public accountants for the fiscal year ending December 31, 2022.

3.	To consider any other business that is properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of Navios Maritime Holdings Inc. stock at the close of business on November 15, 2022. A list of stockholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY STOCKHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSALs PRESENTED IN THE PROXY STATEMENT.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Executive Vice President Legal

NAVIOS MARITIME HOLDINGS INC.

STRATHVALE HOUSE, 90 N CHURCH STREET,

P.O. BOX 309, GRAND CAYMAN,

KY1-1104 CAYMAN ISLANDS

+1 345 232 3067

PROXY STATEMENT FOR

NAVIOS MARITIME HOLDINGS INC.

2022 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 21, 2022

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Holdings Inc.’s Board of Directors (the “Board of Directors”) is soliciting your proxy to vote at the 2022 annual meeting of stockholders and any adjournments of the meeting to be held at 10:00 a.m., Cayman Islands time, on December 21, 2022, at our offices at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 18, 2022, we will begin sending this proxy statement, the attached notice of annual meeting, and the enclosed proxy card to all stockholders entitled to vote at the meeting. You can find a copy of our 2021 Annual Report on Form 20-F on our website at www.navios.com under the Investor Relations section or the Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

Only stockholders who owned Navios Maritime Holdings Inc. common stock at the close of business on November 15, 2022 are entitled to vote at the annual meeting. The sole holder of our Series I Preferred Stock, N Shipmanagement Acquisition Corp (“NSM”), is entitled to vote together with the holders of common stock as a single class in respect of the 30,086,383 shares of common stock into which the Series I Preferred Stock was convertible as of the record date, and references in this proxy statement to outstanding shares of our common stock for voting and quorum purposes include such shares. On the record date, there were a total of 52,872,833 shares of Navios Maritime Holdings Inc. common stock in respect of which votes are entitled to be cast, comprised of 22,786,450 outstanding shares of Navios Maritime Holdings Inc. common stock and 30,086,383 shares of Navios Maritime Holdings Inc. common stock into which the Series I Preferred Stock was convertible as of the record date. Navios Maritime Holdings Inc. common stock and Series I Preferred Stock are our only classes of voting stock. NSM is an affiliate of our Chairwoman and Chief Executive Officer, Angeliki Frangou.

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each share of Navios Maritime Holdings Inc. common stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•

By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•

In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your bank, broker or other nominee.

“Street name” holders may vote by telephone or Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions with the proxy materials. The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The Board of Directors recommends that you vote as follows:

•	“FOR” the election of the nominees for the Class B directors; and

•	“FOR” ratification of the selection of independent auditors for our fiscal year ending December 31, 2022.

If any other matter is presented, the proxy card provides that your shares of common stock will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Holdings Inc.’s Executive Vice President, Legal, in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for Class B director who receive the most votes (also known as a “plurality” of the votes) will be elected. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of Class B directors. Brokerage firms do not have authority to vote customers’ non-voted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

Proposal 2: Ratify Selection of Auditors	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of independent auditors. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ non-voted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers as our independent accountants for 2022, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than one-third (1/3) of the outstanding shares of our common stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

If a quorum is not present at the meeting or, even if a quorum is present and sufficient votes in favor of the positions recommended by our Board of Directors on the proposals described in this proxy statement are not timely received, the presiding officer of the meeting will have the power to adjourn the meeting. If the meeting is adjourned for any reason other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the meeting, unless a new record date for the annual meeting is set.

ELECTION OF DIRECTORS

(Notice Item 1)

Our Board of Directors currently consists of eight directors, who are divided into three classes. As provided in our Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of such director’s death, resignation, removal or earlier termination of such director’s term of office. The terms of our three Class B directors expire at the annual meeting. Accordingly, the Board of Directors has nominated Spyridon Magoulas, Shunji Sasada and Michael Pearson, each of whom is a Class B director, for election as directors whose terms would expire at our 2025 Annual Meeting of Stockholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if we become aware before the election that any of the nominees is unable to serve as a director, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees for Election as Class B Directors to the Board of Directors

Information concerning the nominees for the Class B directors is set forth below:

Name	Age	Position
Spyridon Magoulas	68	Class B Director
Shunji Sasada	64	Class B Director
Michael Pearson	45	Class B Director

Spyridon Magoulas has been a member of our Board of Directors since its inception, and prior to that was a member of the board of directors of International Shipping Enterprises Inc., our predecessor. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm based in Athens, Greece, and has served as the managing director of Doric Shipbrokers S.A. since 2021. From 1982 to 1993, Mr. Magoulas was chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece. Mr. Magoulas received a Bachelor’s Degree in Economics (honors) from the City University of New York, New York, a Master’s Degree in Transportation Management from the Maritime College in New York and a Master’s Degree in Political Economy from the New School for Social Research in New York. In addition to his role on the Board of Directors, Mr. Magoulas also serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Mr. Magoulas is an independent director.

Shunji Sasada became a member of our Board of Directors and President of Navios Corporation in January 2015. Mr. Sasada has also served in Navios Maritime Partners L.P. as a director since August 2007 and President since November 2022. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed our program for the growth and development of the company’s long-term charter-in and owned tonnage. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui’s O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After his assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined our company in May 1997. Mr. Sasada is a member of the North American Committee of Nippon Kaiji Kyokai (Class NK). He is a graduate of Keio University, Tokyo, with a B.A. Degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

Michael Pearson has been a member of our Board of Directors since April 2021, and is based in the Cayman Islands. He is a qualified accountant (UK) and worked at EY, PwC and Deloitte. In 2012, he founded FFP, a fiduciary services firm based in the Cayman Islands and British Virgin Islands. Mr. Pearson is also a qualified insolvency practitioner (UK) and has been appointed by Caribbean Courts in a protective or investigative capacity. He graduated from the University of Bath in 1999 with an Honours Degree in Business Administration. Mr. Pearson is an independent director.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF SPYRIDON MAGOULAS, SHUNJI SASADA AND MICHAEL PEARSON AS CLASS B DIRECTORS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

INDEPENDENT PUBLIC ACCOUNTANTS

(Notice Item 2)

The Board of Directors is submitting for ratification of the appointment of PricewaterhouseCoopers as our independent public accountants for the fiscal year ending December 31, 2022. The Board proposes that the stockholders ratify this appointment. PricewaterhouseCoopers audited our financial statements for the fiscal year ended December 31, 2021.

PricewaterhouseCoopers has advised us that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with us during the past three years other than in its capacity as our independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee of our Board of Directors.

We are not required to obtain the approval of our stockholders to select our independent accountants. However, in the event that the stockholders do not ratify the appointment of PricewaterhouseCoopers as our independent public accountants, the Audit Committee of the Board of Directors will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the annual meeting is required to ratify the appointment of the independent public accountants.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS OUR INDEPENDENT PUBLIC ACCOUNTANTS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors is not aware of any other business that will be presented to the annual meeting. If any other business is properly brought before the annual meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Executive Vice President, Legal

November 17, 2022

NAVIOS MARITIME HOLDINGS INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS DECEMBER 21, 2022

NAVIOS MARITIME HOLDINGS INC.’S BOARD OF DIRECTORS SOLICITS THIS PROXY

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated November 17, 2022 in connection with the Annual Meeting of Stockholders to be held at 10:00 a.m. Cayman Islands time, on December 21, 2022 at the offices of Navios Maritime Holdings Inc. at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands and hereby appoints each of George Achniotis and Vasiliki Papaefthymiou (with full power to act alone), the attorney and proxy of the undersigned, with power of substitution, to vote all shares of the Common Stock of Navios Maritime Holdings Inc. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2022 Annual Meeting of Stockholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

This Proxy, when executed, will be voted in the manner directed herein. If no direction is made, this Proxy will be voted FOR the election of Directors in Proposal 1 and FOR Proposal 2.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.

If you wish to vote in accordance with the Board of Directors’ recommendations, just sign on the reverse side. You need not mark any boxes.

1.	Election of Class B Directors (or if any nominee is not available for election, such substitute as the Board of Directors may designate):

Proposal to elect Spyridon Magoulas, Shunji Sasada and Michael Pearson as Class B Directors of the Company, whose terms, upon election, will expire in 2025.

	FOR	WITHHOLD VOTE

Spyridon Magoulas	☐	☐

	FOR	WITHHOLD VOTE

Shunji Sasada	☐	☐

	FOR	WITHHOLD VOTE

Michael Pearson	☐	☐

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

2.	Ratification of PricewaterhouseCoopers: Proposal to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the fiscal year ending December 31, 2022.

FOR	AGAINST	ABSTAIN
☐	☐	☐

☑	Please mark votes as in this example.

The Board of Directors recommends a vote FOR the election of the nominees in Proposal 1 and FOR the ratification of PricewaterhouseCoopers in Proposal 2.

In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting. If you wish to vote in accordance with the Board of Directors’ recommendations, just sign this Proxy. You need not mark any boxes. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature:	Date

Signature:	Date

PLEASE CAST YOUR VOTE AS SOON AS POSSIBLE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date:	November 17, 2022